ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

September 23, 2015	Dylan W. Sherwood
T +1 212 841 5708
F +1 646 728 1536
dylan.sherwood@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Ashley Vroman-Lee

Re:	PNC Funds (the “Trust”) (Registration Nos. 811-04416 and 033-00488)
Responses to Comments on Post-Effective Amendment No. 110

Dear Ms. Vroman-Lee:

This letter is being filed to respond to the comments you provided to me telephonically on September 3, 2015 and September 17, 2015, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 110 to its registration statement.  PEA No. 110 was filed pursuant to Rule 485(a) under the Securities Act on Form N-1A on July 24, 2015 and is designated to become effective on September 28, 2015.  PEA No. 110 was filed in connection with the Trust’s annual update to its registration statement and related only to PNC Limited Maturity Bond Fund, PNC Ultra Short Bond Fund, PNC Intermediate Tax Exempt Bond Fund, PNC Maryland Tax Exempt Bond Fund, PNC Ohio Intermediate Tax Exempt Bond Fund and PNC Tax Exempt Limited Maturity Bond Fund. PEA No. 110 was filed for the purpose of making certain clarifying changes to the above Funds’ investment objectives, to revise the description of certain of the Funds’ principal investment strategies, and to make certain other changes. The Trust is filing PEA No. 113 pursuant to Rule 485(b) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

1.              The Trust acknowledges that in connection with the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.              The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.              The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the Commission or any person.

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Prospectus

1.              Comment:  Footnote 1 in the Section “Fund Fees and Expenses—Annual Fund Operating Expenses” in the Prospectus Summaries for the Funds refers to a contingent deferred sales charge that may apply for 18 months from the share purchase date for purchases prior to May 1, 2013. Please remove this disclosure since the referenced contingent deferred sales charge is no longer applicable.

Response:  The requested change has been made.

2.              Comment:  In footnote 4 of the Section “Fund Fees and Expenses—Annual Fund Operating Expenses” in the Prospectus Summaries for the Funds, please disclose the percentage of expenses that may be reimbursed under the Fund’s distribution plan for Class A shares and disclose the date through which the contractual commitment to limit such reimbursements will continue.

Response:  The requested changes have been made.

3.              Comment:  In the Section “Principal Investment Strategies” in the Prospectus Summaries for each Fund other than PNC Maryland Tax Exempt Bond Fund, please clarify that investments made for temporary defensive purposes will only be used to shorten a Fund’s average maturity.

Response:  The Funds respectfully decline to make the requested revision.  The Funds believe that the existing disclosure responds appropriately to the requirements of Item 4 of Form N-1A and accurately summarizes the temporary defensive measures the Funds may pursue under the circumstances described.

4.              Comment:  In the Section “Principal Investment Strategies” in the Prospectus Summaries, each of PNC Limited Maturity Bond Fund and PNC Ultra Short Bond Fund state that they may invest in asset-backed securities.  Please clarify whether such investments will include collateralized loan obligations (“CLOs”).  If the referenced Funds will invest in CLOs, please describe whether the investments in CLOs will be treated as illiquid securities, or, if not, please explain why such investments may be treated as liquid.

Response:  While CLOs are a type of asset-backed security, PNC Limited Maturity Bond Fund and PNC Ultra Short Bond Fund do not have a principal investment strategy to invest specifically in CLOs and currently do not hold any positions in CLOs.  The Funds determine whether their investments are liquid or illiquid based on procedures that were adopted by the Funds’ Board of Trustees.  Those procedures do not require that all investments in CLOs necessarily be treated as illiquid but rather require that a determination be made based on, among other things, as applicable, the frequency of trades and available quotations for the security, the number of dealers willing to purchase or sell the security and the number of other potential purchasers, dealer undertakings to make a market in the security, the trading markets for the security, and the nature of the security and its market trading (including the time needed to dispose of the security, methods of soliciting offers, and the mechanics of a transfer of the security).

5.              Comment:  In the Section “Principal Investment Strategies” in the Prospectus Summaries, each of PNC Limited Maturity Bond Fund and PNC Ultra Short Bond Fund state that they may invest in mortgage- or asset-backed securities.  Please include corresponding risk disclosure that describes the risks associated with investments in mortgage- and asset-backed securities.

Response:  The Funds respectfully submit that the risks associated with mortgage- and asset-backed securities include the risks described in the Funds’ existing principal risk disclosure and respectfully refer the Staff to the Funds’ disclosure under the captions “Credit/Counterparty Risk”, “Interest Rate Risk”, and “Prepayment/Extension Risk.”   Additional information regarding mortgage- and asset-backed securities and the risks associated with investing in mortgage- and asset-backed securities is included within the Funds’ Statement of Additional Information.

6.              Comment:  In the Section “Principal Investment Strategies” in the Prospectus Summaries for PNC Limited Maturity Bond Fund and PNC Ultra Short Bond Fund, please confirm whether the Funds intend to invest in emerging market securities as a principal investment strategy.  If the Funds intend to invest in emerging market securities as a principal investment strategy, please include disclosure on this fact in the Principal Investment Strategies and Principal Risks sections of the Prospectus Summary.

Response:  The Funds do not presently intend to invest in emerging market securities as a principal investment strategy.

7.              Comment:  The Section “Principal Investment Strategies” in the Prospectus Summaries for each Fund states that each Fund may invest in unrated securities and indicates that each Fund may continue to hold securities that have been downgraded.  Please explain whether the Funds may invest in junk bonds as a principal investment strategy, and, if so, please add disclosure that describes the Funds’ investments in junk bonds in the principal investment strategies and principal risks.

Response:  The Funds reserve the right to invest in junk bonds, including bonds that are downgraded to junk bond status, but do not presently intend to invest in junk bonds as a principal investment strategy.  Accordingly, no changes have been made in response to this Comment.

8.              Comment:  The Commission notes that certain financial information was not included in PEA No. 110.  Please submit the omitted financial information prior to the effectiveness PEA No. 110.

Response:  The Funds note that the referenced financial information was not yet available at the time of filing PEA No. 110 and that the requested information is typically updated within filings made pursuant to Rule 485(b).  Nonetheless, the Funds have provided the requested information prior to the effectiveness of PEA No. 113, by including such information as Exhibit A to this letter. The Funds also note that the financial highlights included in PEA No. 113 will be identical to the financial highlights included in the Funds' N-CSR filing filed with the Commission on August 10, 2015.

9.              Comment:  In the Section “Management of the Fund— Portfolio Managers” in the Prospectus Summaries and in the Section “Investment Adviser and Portfolio Managers—Portfolio Managers” in the Prospectus for the Funds, please confirm whether the portfolio managers shown are jointly and primarily responsible for the management of the Funds in accordance with the requirements of Items 5(b) and 10(a)(2) of Form N-1A and disclose in the Prospectus that each portfolio manager shown is jointly and primarily responsible for the management of the Funds.

Response:  The Funds confirm that each portfolio manager listed is jointly and primarily responsible for the management of the respective Funds and confirm that the referenced disclosure complies with the requirements of Items 5(b) and 10(a)(2) of Form N-1A. Accordingly, no disclosure changes have been made in response to this Comment.

10.       Comment:  In the Section “Principal Risk” in the Summary Prospectus for the PNC Intermediate Tax Exempt Bond Fund, please bold the risk titled “Derivatives Risk.”

Response:  The requested change has been made.

11.       Comment:  In the Section “Principal Investment Strategies” in the Summary Prospectus for the PNC Maryland Tax Exempt Bond Fund, the Staff notes that as a matter of fundamental policy, the Fund states that it may invest in “other issuers located outside of Maryland that are exempt from federal income taxes, federal alternative minimum tax and Maryland state and local income taxes.”  Please confirm whether the Fund plans to invest securities of other states or territories, including Puerto Rico, and, if so, please describe the Fund’s investments in such securities in its principal investment strategies.

12.       Response:  The Fund reserves the ability to invest in bonds issued by issuers outside of Maryland the interest from which is exempt from federal income tax, federal alternative minimum tax, and Maryland state and local income tax, but does not presently intend to do so as a principal investment strategy.  Accordingly, no changes have been made in response to this Comment.

13.       Comment:  In accordance with Item 1(b)(4) of Form N-1A, please reduce the font size of the Fund’s Investment Company Act file number shown on the back cover page of the Prospectus so that it is shown in a type size smaller than that generally used in the Prospectus.

Response:  The requested change has been made.

Statement of Additional Information

1.              Comment:  Restriction 1(a) under the Section “Investment Limitations and Restrictions” states that, with respect to the Fund’s concentration policy, “there is no limitation with respect to obligations issued or guaranteed by the U.S. government, any state, territory or possession of the U.S., the District of Columbia or any of their authorities, agencies, instrumentalities or political subdivisions.”  Please note that the Commission takes the position that only tax exempt instruments issued by a state, territory or possession of the United States, the District of Columbia or any of their authorities, agencies, instrumentalities or political subdivisions are eligible to be excluded from a fund’s concentration policy.  See Investment Company Act Release No. 9785 (May 31, 1977). The Staff requests that, on the next occasion where the Registrant solicits a vote of shareholders on matters affecting the Funds, that the Registrant include a proposal to modify restriction 1(a) to add the words “tax exempt” to the exclusion for “obligations issued or guaranteed by the U.S. government, any state, territory or possession of the U.S., the District of Columbia or any of their authorities, agencies, instrumentalities or political subdivisions.”

Response:  Registrant respectfully submits that the referenced restriction is consistent with Release 9785.  Release 9785 states that the statement of policy required by Section 8(b)(1)(E) of the Investment Company Act of 1940 as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments and or political subdivisions of governments since such issuers are not members of any industry.  Release 9785 also states, however, that that exclusion does not eliminate the requirement for tax-exempt bonds funds to disclose their policy on concentration and that any intended exclusion of government issued tax-exempt bonds from such a policy by a fund should be made clear.  Registrant respectfully refers the Staff to the following statements which appear in the Fund’s Statement of Additional Information under the heading “Investment Limitations and Restrictions”:

No Fund may:

1.             Purchase any securities which would cause 25% or more of the value of its total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, provided that:

(a)   there is no limitation with respect to obligations issued or guaranteed by the U.S. government, any state, territory or possession of the U.S., the District of Columbia or any of their authorities, agencies, instrumentalities or political subdivisions, and repurchase agreements secured by such instruments;

…

with respect to a private activity bond that is backed only by the assets and revenues of a nongovernmental user, a security is considered to be issued by such nongovernmental user.  (Emphasis added.)

The Registrant respectfully declines to make any changes to the referenced restriction 1(a) because, among other things, it is a fundamental investment policy that cannot be altered without a vote of the majority of the Fund’s outstanding shares. The Registrant may consider revising restriction 1(a) at a future date based on a consideration of the factors it considers relevant, including the potential cost involved in revising the restriction and soliciting any necessary shareholder approval as well as any then existing formal published guidance from the Commission or its Staff.

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We believe that this submission fully responds to your comments.  Should you have any further questions or comments, please do not hesitate to contact me at (212) 841-5708.

Very truly yours,

Dylan W. Sherwood

cc:                                Jennifer Spratley

Thomas R. Rus

Jeremy C. Smith, Esq.

Exhibit A

PNC LIMITED MATURITY BOND FUND

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		Class A			Class C			Class I
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)		2.00	%(1)		None			None
Maximum Deferred Sales Charge (Load) (as a percentage of net asset value)		0.25	%(2)		1.00	%(3)		None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Other Distributions (as a percentage of offering price)		None			None			None
Redemption Fee (as a percentage of amount redeemed, if applicable)		None			None			None
Exchange Fee		None			None			None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees		0.35%			0.35%			0.35%
Distribution (12b-1) Fees		0.03	%(4)		0.75%			None
Other Expenses		0.38%			0.38%			0.13%
Shareholder Servicing Fees	0.25%			0.25%			None
Other	0.13%			0.13%			0.13%
Total Annual Fund Operating Expenses		0.76%			1.48%			0.48%

(1)         A sales charge is not charged on purchases of Class A shares in the amount of $1,000,000 or more.

(2)         This contingent deferred sales charge applies only to purchases of $1,000,000 or more of Class A shares if the shares are redeemed within 12 months of the date of purchase.

(3)         A contingent deferred sales charge of 1.00% is charged if you redeem Class C Shares within 12 months of the date of purchase.

(4)         The Fund may reimburse expenses up to a maximum of 0.10% under the Fund’s distribution plan for Class A Shares.  The Board of Trustees (the “Board”) has approved a contractual commitment whereby such reimbursements will be no more than the Distribution (12b-1) Fees stated in the table above for the Fund.  This commitment continues through September 27, 2016 at which time the Board will determine whether to renew, revise or discontinue it, except that it may be terminated by the Board at any time.

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PNC ULTRA SHORT BOND FUND

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		Class A			Class I
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)		1.00	%(1)		None
Maximum Deferred Sales Charge (Load) (as a percentage of net asset value)		None			None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Other Distributions (as a percentage of offering price)		None			None
Redemption Fee (as a percentage of amount redeemed, if applicable)		None			None
Exchange Fee		None			None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees		0.20%			0.20%
Distribution (12b-1) Fees		0.03	%(2)		None
Other Expenses		0.38%			0.13%
Shareholder Servicing Fees	0.25%			None
Other	0.13%			0.13%
Total Annual Fund Operating Expenses		0.61%			0.33%

(1)         A sales charge is not charged on purchases of Class A shares in the amount of $1,000,000 or more.

(2)         The Fund may reimburse expenses up to a maximum of 0.10% under the Fund’s distribution plan for Class A Shares.  The Board of Trustees (the “Board”) has approved a contractual commitment whereby such reimbursements will be no more than the Distribution (12b-1) Fees stated in the table above for the Fund.  This commitment continues through September 27, 2016 at which time the Board will determine whether to renew, revise or discontinue it, except that it may be terminated by the Board at any time.

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PNC INTERMEDIATE TAX EXEMPT BOND FUND

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		Class A			Class C			Class I
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)		3.00	%(1)		None			None
Maximum Deferred Sales Charge (Load) (as a percentage of net asset value)		0.50	%(2)		1.00	%(3)		None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Other Distributions (as a percentage of offering price)		None			None			None
Redemption Fee (as a percentage of amount redeemed, if applicable)		None			None			None
Exchange Fee		None			None			None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees		0.40%			0.40%			0.40%
Distribution (12b-1) Fees		0.03	%(4)		0.75%			None
Other Expenses		0.46%			0.46%			0.21%
Shareholder Servicing Fees	0.25%			0.25%			None
Other	0.21%			0.21%			0.21%
Total Annual Fund Operating Expenses		0.89%			1.61%			0.61%
Fee Waiver and Expense Reimbursement(5)		0.08%			0.08%			0.08%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement(5)		0.81%			1.53%			0.53%

(1)         A sales charge is not charged on purchases of Class A shares in the amount of $1,000,000 or more.

(2)         This contingent deferred sales charge applies only to purchases of $1,000,000 or more of Class A shares if the shares are redeemed within 12 months of the date of purchase.

(3)         A contingent deferred sales charge of 1.00% is charged if you redeem Class C Shares within 12 months from the date of purchase.

(4)         The Fund may reimburse expenses up to a maximum of 0.10% under the Fund’s distribution plan for Class A Shares.  The Board of Trustees (the “Board”) has approved a contractual commitment whereby such reimbursements will be no more than the Distribution (12b-1) Fees stated in the table above for the Fund.  This commitment continues through September 27, 2016 at which time the Board will determine whether to renew, revise or discontinue it, except that it may be terminated by the Board at any time.

(5)         The Fund’s investment adviser (the “Adviser”) has contractually agreed to waive Management Fees and reimburse or pay certain operating expenses for the Fund to the extent the Fund’s Total Annual Fund Operating Expenses exceed 0.81%, 1.53% and 0.53% for Class A, Class C and Class I Shares, respectively, excluding certain expenses such as extraordinary expenses, acquired fund fees and expenses, taxes, brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses, interest expense and dividend expenses related to short sales.  This contract continues through September 27, 2016 at which time the Adviser will determine whether to renew, revise or discontinue it, except that it may be terminated by the Board at any time.  The Adviser can be reimbursed by the Fund for any contractual fee reductions or expense reimbursements if reimbursement to the Adviser (a) occurs within the three years following the year in which the Fund accrues a liability or recognizes a contingent liability with respect to such amount paid, waived or reimbursed by the Adviser and (b) does not cause the Total Annual Fund Operating Expenses of a class to exceed the percentage limit that was in effect at the time the Adviser paid, waived or reimbursed the amount being repaid by the Fund.

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PNC MARYLAND TAX EXEMPT BOND FUND

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		Class A			Class C			Class I
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)		3.00	%(1)		None			None
Maximum Deferred Sales Charge (Load) (as a percentage of net asset value)		0.50	%(2)		1.00	%(3)		None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Other Distributions (as a percentage of offering price)		None			None			None
Redemption Fee (as a percentage of amount redeemed, if applicable)		None			None			None
Exchange Fee		None			None			None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees		0.40%			0.40%			0.40%
Distribution (12b-1) Fees		0.03	%(4)		0.75%			None
Other Expenses		0.46%			0.46%			0.21%
Shareholder Servicing Fees	0.25%			0.25%			None
Other	0.21%			0.21%			0.21%
Total Annual Fund Operating Expenses		0.89%			1.61%			0.61%
Fee Waiver and Expense Reimbursement(5)		0.08%			0.08%			0.08%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement(5)		0.81%			1.53%			0.53%

(1)         A sales charge is not charged on purchases of Class A shares in the amount of $1,000,000 or more.

(2)         This contingent deferred sales charge applies only to purchases of $1,000,000 or more of Class A shares if the shares are redeemed within 12 months of the date of purchase.

(3)         A contingent deferred sales charge of 1.00% is charged if you redeem Class C Shares within 12 months from the date of purchase.

(4)         The Fund may reimburse expenses up to a maximum of 0.10% under the Fund’s distribution plan for Class A Shares.  The Board of Trustees (the “Board”) has approved a contractual commitment whereby such reimbursements will be no more than the Distribution (12b-1) Fees stated in the table above for the Fund.  This commitment continues through September 27, 2016, at which time the Board will determine whether to renew, revise or discontinue it, except that it may be terminated by the Board at any time.

(5)         The Fund’s investment adviser (the “Adviser”) has contractually agreed to waive Management Fees and reimburse or pay certain operating expenses for the Fund to the extent the Fund’s Total Annual Fund Operating Expenses exceed 0.81%, 1.53% and 0.53% for Class A, Class C and Class I Shares, respectively, excluding certain expenses such as extraordinary expenses, acquired fund fees and expenses, taxes, brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses, interest expense and dividend expenses related to short sales.  This contract continues through September 27, 2016 at which time the Adviser will determine whether to renew, revise or discontinue it, except that it may be terminated by the Board at any time.  The Adviser can be reimbursed by the Fund for any contractual fee reductions or expense reimbursements if reimbursement to the Adviser (a) occurs within the three years following the year in which the Fund accrues a liability or recognizes a contingent liability with respect to such amounts paid, waived or reimbursed by the Adviser and (b) does not cause the Total Annual Fund Operating Expenses of a class to exceed the percentage limit that was in effect at the time the Adviser paid, waived or reimbursed the amount being repaid by the Fund.

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PNC OHIO INTERMEDIATE TAX EXEMPT BOND FUND

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		Class A		Class C			Class I
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)		3.00	%(1)	None			None
Maximum Deferred Sales Charge (Load) (as a percentage of net asset value)		0.50	%(2)	1.00	%(3)		None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Other Distributions (as a percentage of offering price)		None		None			None
Redemption Fee (as a percentage of amount redeemed, if applicable)		None		None			None
Exchange Fee		None		None			None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees		0.40%					0.40%
Distribution (12b-1) Fees		0.03	%(4)				0.75%
Other Expenses		0.46%					0.46%
Shareholder Servicing Fees	0.25%			0.25%		None
Other	0.21%			0.21%		0.21%
Total Annual Fund Operating Expenses		0.89%					1.61%

(1)         A sales charge is not charged on purchases of Class A shares in the amount of $1,000,000 or more.

(2)         This contingent deferred sales charge applies only to purchases of $1,000,000 or more of Class A shares if the shares are redeemed within 12 months of the date of purchase.

(3)         A contingent deferred sales charge of 1.00% is charged if you redeem Class C Shares within 12 months of the date of purchase.

(4)         The Fund may reimburse expenses up to a maximum of 0.10% under the Fund’s distribution plan for Class A Shares.  The Board of Trustees (the “Board”) has approved a contractual commitment whereby such reimbursements will be no more than the Distribution (12b-1) Fees stated in the table above for the Fund.  This commitment continues through September 27, 2016 at which time the Board will determine whether to renew, revise or discontinue it, except that it may be terminated by the Board at any time.

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PNC TAX EXEMPT LIMITED MATURITY BOND FUND

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		Class A			Class I
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)		3.00	%(1)		None
Maximum Deferred Sales Charge (Load) (as a percentage of net asset value)		0.50	%(2)		None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Other Distributions (as a percentage of offering price)		None			None
Redemption Fee (as a percentage of amount redeemed, if applicable)		None			None
Exchange Fee		None			None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees		0.40%			0.40%
Distribution (12b-1) Fees		0.03	%(3)		None
Other Expenses		0.40%			0.15%
Shareholder Servicing Fees	0.25%			None
Other	0.15%			0.15%
Total Annual Fund Operating Expenses		0.83%			0.55%
Fee Waiver and Expense Reimbursement(4)		0.02%			0.02%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement(4)		0.81%			0.53%

(1)         A sales charge is not charged on purchases of Class A shares in the amount of $1,000,000 or more.

(2)         This contingent deferred sales charge applies only to purchases of $1,000,000 or more of Class A shares if the shares are redeemed within 12 months of the date of purchase.

(3)         The Fund may reimburse expenses up to a maximum of 0.10% under the Fund’s distribution plan for Class A Shares.  The Board of Trustees (the “Board”) has approved a contractual commitment whereby such reimbursements will be no more than the Distribution (12b-1) Fees stated in the table above for the Fund.  This commitment continues through September 27, 2016 at which time the Board will determine whether to renew, revise or discontinue, except that it may be terminated by the Board at any time, but expects such reimbursements to be no more than the Distribution (12b-1) Fees stated in the table above for the Fund.

(4)         The Fund’s investment adviser (the “Adviser”) has contractually agreed to waive Management Fees and reimburse or pay certain operating expenses for the Fund to the extent the Fund’s Total Annual Fund Operating Expenses exceed 0.81% or 0.53% for Class A and Class I Shares, respectively, excluding certain expenses such as extraordinary expenses, acquired fund fees and expenses, taxes, brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses, interest expense and dividend expenses related to short sales.  This contract continues through September 27, 2016 at which time the Adviser will determine whether to renew, revise or discontinue it, except that it may be terminated by the Board at any time.  The Adviser can be reimbursed by the Fund for any contractual fee reductions or expense reimbursements if reimbursement to the Adviser (a) occurs within the three years following the year in which the Fund accrues a liability or recognizes a contingent liability with respect to such amounts paid, waived or reimbursed by the Adviser and (b) does not cause the Total Annual Fund Operating Expenses of a class to exceed the percentage limit that was in effect at the time the Adviser paid, waived or reimbursed the amount being repaid by the Fund.